Akamai Technologies, Inc.

Offer to Purchase for Cash
Up to $101,000,000 Aggregate Principal Amount
of its Outstanding
5 1/2% Convertible Subordinated Notes Due 2007

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL

EXPIRE AT 9:00 A.M., EASTERN TIME, ON WEDNESDAY, MARCH 10, 2004,
UNLESS THE OFFER IS EXTENDED.
February 10, 2004
To Our Clients:

      Enclosed for your consideration is an Offer to Purchase dated February 10, 2004 (as the same may be supplemented or amended from time to time, the “Offer to Purchase”) and a related form of Letter of Transmittal (as the same may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), relating to the offer by Akamai Technologies, Inc., a Delaware corporation (“Akamai”), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, up to $101,000,000 aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”) at a price not greater than $1,005 nor less than $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of payment. Akamai will determine the exact price to be paid for Notes purchased in the Offer using the “Modified Dutch Auction” procedure described in the Offer to Purchase and summarized below.

      The maximum aggregate principal amount of Notes that may be purchased in the Offer ($101,000,000) is referred to as the “Offer Amount” for the Notes. The Offer Amount is approximately 50% of the aggregate outstanding principal amount of the Notes.

      Under the “Modified Dutch Auction” procedure, Akamai will determine a single purchase price not greater than $1,005 or less than $1,000 per $1,000 principal amount of Notes, that, subject to the terms and conditions of the Offer, Akamai will pay for Notes validly tendered and not withdrawn pursuant to the Offer, taking into account the principal amount of Notes so tendered and the prices specified by tendering holders. Akamai will select the single lowest price specified by tendering holders (the “Purchase Price”) that will enable Akamai to purchase the Offer Amount or, if less than the Offer Amount is validly tendered (and not withdrawn), all Notes so tendered and not withdrawn. Akamai will pay the same Purchase Price for all Notes validly tendered (and not withdrawn) at or below the Purchase Price upon and subject to the conditions of the Offer, including the proration terms of the Offer. Only Notes validly tendered at prices at or below the Purchase Price determined by Akamai, and not withdrawn, will be subject to purchase pursuant to the Offer. Akamai will return all Notes not purchased promptly after the Offer is completed or terminated.

      The Offer expires at 9:00 a.m., Eastern time, on March 10, 2004, unless the Offer is extended. We call this time and date, as it may be extended, the “Expiration Date.”

      If the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date at or below the Purchase Price exceeds the Offer Amount, then, subject to the terms and conditions of the Offer, Akamai will accept for payment the Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among such Notes. In all cases, Akamai will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

      Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

      This material relating to the Offer is being forwarded to you as the beneficial owner of Notes carried by us for your account or benefit but not registered in your name. A tender of any Notes may only be made by us as the registered holder and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to tender with respect to any or all of the Notes held by us for your account and, if you wish us to tender, the price(s), if any, at which you wish us to do so. We urge you to read carefully the Offer to Purchase, the Letter of Transmittal and the other materials provided herewith before instructing us to tender your Notes and specifying any tender price(s) in respect thereof.

      Akamai’s Board of Directors has approved the making of the Offer. However, none of Akamai, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary or any of their respective affiliates makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the price or prices at which you may choose to tender your Notes.

      Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf before the Expiration Date. The Offer, withdrawal rights and the proration period will expire at 9:00 a.m., Eastern time, on March 10, 2004, unless the Offer is extended.

      Tenders of Notes pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, but no consideration shall be payable in respect of the Notes so withdrawn.

      Your attention is directed to the following:

      1.     The Offer is for only a limited amount of Notes that are outstanding, as specified in the Offer to Purchase.

      2.     If you desire to tender any Notes pursuant to the Offer, we must receive your instructions in ample time to permit us to effect a tender of Notes on your behalf on or prior to the Expiration Date.

      3.     Akamai’s obligation to pay the Purchase Price for tendered Notes is subject to satisfaction of certain conditions set forth in Section 10 of the Offer to Purchase under the caption “Conditions to the Offer.”

      4.     Please be sure to specify the tender price, if any, of any Notes being tendered. Such price must be in a multiple of $2.50 per $1,000 principal amount at which the Notes are being tendered, within the range of $1,000 to $1,005 per $1,000 principal amount of Notes.

      5.     Tendering holders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Information Agent or the Depositary or, except as set forth in Instructions 6 and 8 to the Letter of Transmittal, transfer taxes on the sale of Notes pursuant to the Offer. A tendering holder who holds Notes with a broker may be required by the broker to pay a service charge or other fee.

      If you wish to have us tender any or all your Notes held by us for your account or benefit, please so instruct us by completing, executing and returning to us the instruction form that appears below. The accompanying Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender Notes held by us and registered in our name for your account.

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INSTRUCTIONS

      This letter will instruct you to tender the principal amount of the Notes indicated below at the price(s) (if any) specified below held by you for the account or benefit of the undersigned, pursuant to the terms of and conditions set forth in the Offer to Purchase dated February 10, 2004 and the related Letter of Transmittal.

5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2007

	Principal Amount of Notes	Prices at Which Notes Are
Name	Tendered*	Being Tendered**

	$	$

	$	$

	$	$

* Unless otherwise indicated, the entire aggregate principal amount represented by the Notes specified above is being tendered.
** Each tender price must be in multiples of $2.50 per $1,000 principal amount, and within the price range of $1,000 and $1,005 per $1,000 principal amount of the Notes. In the event no tender price is specified, the holder will be deemed to have tendered the Notes at the Minimum Offer Price.

PLEASE COMPLETE AND SIGN HERE

Signature:

Name(s)(Please Print):

Address:

City, State, Zip Code:

Area Code and Telephone No.:

Tax Identification or Social Security Number:

My Account Number With You:

Date:

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